October 14, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:
Digimarc Corporation
Registration Statement on Form 10
File No. 001-34108

Ladies and Gentlemen:

        The undersigned Digimarc Corporation (the "Company"), pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, hereby respectfully requests that the effectiveness of the Registration Statement on Form 10 (File No. 001-34108) be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Time, on October 16, 2008, or as soon thereafter as practicable.

        The Company acknowledges that: (a) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of effectiveness by a telephone call to John R. Thomas of Perkins Coie LLP at (503) 727-2144, and that effectiveness also be confirmed in writing.

Very truly yours,
DIGIMARC CORPORATION
/s/ Bruce Davis
By:	Bruce Davis
Its:	Chairman and Chief Executive Officer